Schedule A

Name of Fund                             Fee*

1.    Investment Quality Bond Fund       0.20%
2.    Diversified Stock Fund             0.30%
3     Small Company Opportunity Fund     0.30%
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*     As a percentage of average  daily net assets.  Note,  however,  that the
      Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time. Any such voluntary waiver will be irrevocable and determined in advance of rendering investment advisory services by the Adviser, and shall be in writing and signed by the parties hereto.